INVESTOR CONTACTS:
Ken Tarpey                                Corey Cutler/Meredith Pudalov
Executive Vice President and CFO          Morgen-Walke Associates
Proxicom                                  212-850-5600
703-262-3200 or fax: 703-262-3201

MEDIA CONTACT:
Geary Campbell
Proxicom
703-262-6134 or gcampbell@proxicom.com



PROXICOM ANNOUNCES 2001 FIRST QUARTER RESULTS

RESTON, Va., -- May 4, 2001 -- Proxicom, Inc. (Nasdaq: PXCM), a leading e-business consulting and development company delivering multi-channel solutions to Fortune 500 companies, today announced financial results for the quarter ended March 31, 2001.

Separately, on April 26th, Proxicom announced that it has agreed to be acquired by Compaq Computer Corporation (NYSE: CPQ) for $5.75 per share. Compaq has commenced a tender offer for all outstanding Proxicom shares, which is scheduled to expire at midnight on May 31, 2001, subject to customary closing conditions and government approvals. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer, issued on Thursday, May 3, 2001, because they contain important information.

First quarter revenue was $39.1 million, consistent with previous guidance, up from $38.2 million in last year's first quarter. Pro forma operating loss (before amortization of intangibles and non-cash stock-based compensation charges and a restructuring charge) was $15.9 million, compared to pro forma operating income of $3.1 million for the first quarter last year. Pro forma net loss for the quarter (before amortization of intangibles and non-cash stock-based compensation and a restructuring charge) was $7.6 million, or $0.13 per diluted share, consistent with previous guidance, compared to pro forma net income of $2.7 million, or $0.04 per diluted share, for the first quarter a year ago.

Proxicom recorded a one-time restructuring charge of $57.0 million in the first quarter. Ninety-three percent of the restructuring charge was related to the disposition of real estate leases, in addition to employee severance and outplacement packages. The charge was higher than previously anticipated due to a further softening in the sublease market. The company's overall cash position at the end of the first quarter was $72.1 million.

"As expected, our first quarter performance reflected the continued weakness in demand for IT services in U.S. and European markets," commented Raul J. Fernandez, chairman and chief executive officer of Proxicom. "We have taken appropriate steps to align our cost structure with our current pipeline, and believe we remain in strong position to serve the IT needs of our Global 2000 customers."

Regarding the pending Compaq transaction, Mr. Fernandez said, "We are delighted to be joining Compaq with whom we've worked in both customer and partner roles. By pooling our expertise and sharing best practices across our organizations, we will be able to offer broader, enhanced capabilities to our clients and increased opportunities to our employees."

A conference call discussing Proxicom's 2001 first quarter results is scheduled for today at 10:00 a.m. (EDT). To access the webcast, visit the company's web site at www.proxicom.com. A replay of the conference call will be available from 12:00 p.m. EDT on Friday, May 4, until 11:59 p.m. EDT on Friday, May 11. To access this replay, please dial 703-326-3020 at any time during that period and use passcode 5170293. A replay will also be available at www.proxicom.com.



About Proxicom:
--------------
Proxicom, Inc. is a leading e-business consulting and development company that delivers innovative Internet and multi-channel solutions for Fortune 500 companies and other global, forward-thinking businesses. Our 1,000 strategy, creative and technology professionals provide specialized e-business development expertise for the following global practices: Automotive and Manufacturing, Communications and High Tech, Consumer Goods and Retail, Energy, Financial Services, Media and Entertainment and Service Industries.

Founded in 1991, Proxicom has developed and built e-businesses for such blue-chip companies as America Online, General Electric, General Motors, Merrill Lynch, Marriott International, NBC, and Toyota Motor Sales, USA, among many others. With its headquarters in Reston, Va., Proxicom has offices in Boston, Chicago, Houston, London, Los Angeles, Madrid, Munich, New York, Paris, Rome, San Francisco, and Sausalito, Calif. For more information, please visit www.proxicom.com or call 1-877-PROXICOM.


The statements in this press release regarding the Company's business which are not historical facts constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties that could cause the Company's actual operating results to differ materially. Such risks and uncertainties include management challenges resulting from our rapid growth, the Company's dependence on a number of significant clients, the sensitivity of the Company's business to general economic conditions and the highly competitive markets in which the Company operates. For a discussion of some of the important risks and uncertainties that could cause the Company's actual results to differ materially from those in these forward-looking statements, see the "Risk Factors" section in the Company's Form 10-K filed with the Securities and Exchange Commission on February 23, 2001.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer, issued on Thursday, May 3, 2001, because they contain important information. The tender offer statement was filed by Compaq with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement was filed by Proxicom with the SEC. Investors and security holders may obtain a free copy of these statements and other documents filed by Compaq and Proxicom at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Compaq Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Proxicom Investor Relations.


                                    # # #

                                 PROXICOM, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)
                                   (unaudited)

                                                       Three Months Ended
                                                            March 31,
                                                    2000                 2001
                                                    ----                 ----

Revenue                                         $ 38,167             $ 39,089
Cost of revenue                                   18,382               29,118
                                                  --------             ------
Gross profit                                      19,785                9,971
                                                  -------               ------

Operating Expenses:
   General and administrative                     13,097               22,883
   Selling and marketing                           3,594                2,902
   Stock-based compensation                           35                2,309
   Amortization of intangible assets                   -                4,225
   Foreign exchange loss                               -                  165
   Restructuring charge                                -               57,000
                                                  ------               ------
      Total                                       16,726               89,484
                                                  -------              ------

Income (loss) from operations                      3,059              (79,513)

Interest and other income, net                     1,689                2,851
                                                   -----                -----


Net income (loss) before income taxes              4,748              (76,662)


Income tax provision (benefit)                     2,056              (25,015)
                                                   -----              --------

Net income (loss)                                $ 2,692             $(51,647)
                                                 ========            =========

Net income (loss) per share:
   Basic                                         $ 0.05                $(0.92)
                                                 =======              ========

   Diluted                                       $ 0.04                $(0.92)
                                                 ========              =======

   Weighted average shares, basic                 53,382               56,410
                                                  ======               ======

   Weighted average shares, diluted               63,017               56,410
                                                  ======               ======



Pro forma data (1):
   Net income (loss) before income taxes           4,748              (76,662)
   Non-cash acquisition costs
   and restructuring charge                           35               63,534
                                                      --              -------
   Pro forma income (loss) before taxes             4,783             (13,128)
   Pro forma income tax expense (benefit)           2,071              (5,514)
                                                    -----               ------

   Pro forma net income (loss)                    $ 2,712             $(7,614)
                                                  =======              =======


   Pro forma diluted income per share              $ 0.04              $(0.13)
                                                   =======             =======

   Weighted average shares, diluted               63,017               56,410
                                                  ======               ======


(1) The pro forma data excludes acquisition related expenses, including stock-based compensation, amortization of purchased intangible assets and a restructuring charge. This does not purport to be prepared in accordance with Generally Accepted Accounting Principles.

                                   PROXICOM, INC.
                           CONSOLIDATED BALANCE SHEETS
                               (dollars in thousands)
                                   (unaudited)


                                          December 31,      March 31,
                                            2000             2001
                                            ----             ----
                   ASSETS
Current assets:
    Cash and cash equivalents               $ 45,635          $55,515
    Investments                               60,143           16,627
    Accounts receivable, net                  46,310           47,859
    Unbilled services                          3,384            4,469
    Other current assets                       7,182            6,508
                                             -------          -------
     Total current assets                    162,654          130,978

Net intangibles                               38,025           33,800
Property and equipment, net                   27,076           29,339
Deferred tax assets and other                 7,225            34,345
                                             -------          -------

     Total assets                          $ 234,980         $228,462
                                           =========         ========

    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

    Line of credit                             $   -           $1,500
    Trade accounts payable                     9,378            8,042
    Accrued compensation                      15,602            9,867
    Deferred revenue                           3,651            2,548
    Accrual for restructuring                      -           18,686
    Other accrued liabilities                  5,839            6,894
                                              -------          ------
     Total current liabilities                34,470           47,537

Long term liabilities                          4,179           32,917
Stockholders' equity                         196,331          148,008
                                             --------         -------
     Total liabilities and
     stockholders' equity                  $ 234,980        $ 228,462
                                           =========        =========

                                 PROXICOM, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                   (unaudited)


                                                        Three Months Ended
                                                             March 31,

                                                       2000             2001
                                                       ----             ----
Cash flows (used in) provided by operating activities:
    Net income (loss)                                    $2,692       $(51,647)
    Adjustments to reconcile net income
    (loss) to net cash (used in) provided by
    operating activities and changes
    In assets and liabilities                            2,771           19,225
                                                         ------          ------
    Net cash (used in) provided by
    operating activities                                  5,463        (32,422)
                                                          -----        --------


Cash flows (used in) provided by investing activities:
    Net purchases of property and equipment             (2,831)         (3,730)
    Net purchases/sales of investments                 (25,157)          43,516
                                                      ---------         -------
    Net cash (used in) provided by
    investing activities                               (27,988)          39,786
                                                      ---------          ------

Cash flows provided by financing activities:
    Exercise of stock options                             2,042             287
    Purchase of stock through ESPP                        2,128             553
    Borrowing on line of credit                               -           1,500
                                                        -------          ------
    Net cash provided by financing activities             4,170           2,340
                                                         ------          ------

    Effect of exchange rate changes                           -             176

Net increase (decrease) in cash and cash
equivalents                                            (18,355)           9,880
Cash and cash equivalents at beginning of period        113,819          45,635
                                                       -------           ------
Cash and cash equivalents at end of period              $95,464         $55,515
                                                        =======        ========





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